

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 29, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Warrants, at an exercise price of $11.50 per share of Common Stock of KALEYRA, INC. under the Exchange Act of 1934.

Sincerely,